FOR IMMEDIATE RELEASE
                                                JANUARY 27, 1999
                                                FOR ADDITIONAL INFORMATION
                                                CONTACT: DARRELL E. BLOCKER
                                                         SR VICE PRESIDENT, CFO
                                                         (219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
           ANNOUNCES CASH DIVIDENDS AND RECORD FOURTH QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), parent corporation of First Federal Savings Bank, has announced that the Corporation will pay a cash dividend for the quarter ended December 31, 1998. This will be the fourteenth consecutive quarterly cash dividend the Corporation has paid. The cash dividend of $0.09 will be payable on February 25, 1999 to shareholders of record on February 11, 1999. All earnings per share are reported under FASB's 128 basic earnings per share basis. All share and per share information has been restated to reflect the 10% stock dividend paid in November 1998. NEIB also announced today net income of $672,947 ($0.45 per share) for the Company's fourth quarter ended December 31, 1998, compared to net income of $591,209 ($0.35 per share) for the fourth quarter ended December 31, 1997. The current three months earnings represents an annualized return on average assets (ROA) of 1.29% and a return on average equity (ROE) of 10.81%.

Net income for the year ended December 31, 1998 was a record $2.39 million ($1.50 per share) compared with net income of $2.19 million ($1.28 per share) for the same period in 1997 a 17.2% increase in earnings per share. For the year ended December 1998, NEIB's earnings represent an annualized ROA of 1.17% and a ROE of 9.15% using average assets and equity, respectively.

Stephen E. Zahn, President, Chief Executive Officer, attributes the $196,000 increase in net income for the year ended December 1998 compared to the year ended December 1997 to higher net interest income of $7.08 million compared to $6.37 million in 1997. This increase in net interest income is the result of higher average net interest earning assets and higher average spreads. Tax benefits from the investment in a low income housing limited liability partnership also improved our net income for 1998 by $100,000 compared to the 1997 tax benefit of $35,000. These increases are reduced by higher noninterest expenses of $3.69 million in 1998 compared to $3.09 million in 1997.

The Corporation showed $212.4 million in assets at December 31, 1998 which is a 6.5% growth compared to the December 31, 1997 total of $199.4 million. The majority of this asset growth was in net loans receivable which increased to $185.9 million at December 31, 1998 compared to $174.5 million at December 31, 1997 a 6.5% growth.

The book value of NEIB's stock is $14.95 per share as of December 31, 1998 compared to $14.33 per share as of December 31, 1997. The last reported trade of the stock was at $16.75 per share on December 31, 1998. NEIB continues to focus on improvement in shareholder value. During the year the Company announced it's fifth stock repurchase program to buy outstanding shares of stock. The stock
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when purchased  becomes  treasury  shares and can be used for general  corporate purposes, including the issuance of shares in connection with grants and awards under the Company's stock benefit plans. The Company as of December 31, 1998 had repurchased 140,200 shares of the 180,688 shares to be repurchased in the currently approved repurchase program. The Company has a total of 728,049 shares in treasury stock and 1,672,417 shares outstanding at the end of period December 31, 1998. Total shareholder's equity at December 31, 1998 is $25.0 million compared to $27.3 million at December 31, 1997. This decrease is predominantly due to 1998 net income of $2.39 million less the repurchase of treasury shares which amounted to approximately $4.6 million.

Over the past three months, the shares traded between $15.34 and $18.00 per share. The Company's stock closed at $15.75 as of January 25, 1999.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB'.